UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: July 21, 2004
(Date of earliest event reported)

Commission File Number	Registrant; State of Incorporation Address; and Telephone Number	IRS Employer Identification No.
1-11337	WPS RESOURCES CORPORATION (A Wisconsin Corporation) 700 North Adams Street P. O. Box 19001 Green Bay, WI 54307-9001 920-433-1727	39-1775292

Item 7.   **Financial Statements and Exhibits.**

        (a)   Not applicable.

        (b)   Not applicable.

        (c)   <u>Exhibits</u>. The following exhibit is being filed herewith:

                99.1   News Release dated July 21, 2004 regarding consolidated net income for the quarter ended June 30, 2004 for WPS Resources Corporation

Item 12.   **Regulation FD Disclosure**

On July 21, 2004 WPS Resources Corporation will issue a news release announcing its financial results for the quarter ended June 30, 2004, as more fully described in the press release, a copy of which is filed as Exhibit 99.1 hereto and which information is incorporated herein by reference.

WPS Resources will hold an earnings conference call on July 21, 2004 to discuss the 2004 financial performance of WPS Resources and its subsidiaries. For information on how to participate in the conference call, see the news release attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WPS RESOURCES CORPORATION

By: /s/ Joseph P. O'Leary
    Joseph P. O'Leary
    Senior Vice President
    and Chief Financial Officer

Date: July 21, 2004

WPS RESOURCES CORPORATION

Exhibit Index to Form 8-K
Dated July 21, 2004

Exhibit
Number

99.1   News Release dated July 21, 2004 regarding consolidated net income for the quarter ended
        June 30, 2004 for WPS Resources Corporation

Exhibit 99.1

(WPS RESOURCES CORPORATION LETTERHEAD)

For Release: July 21, 2004

<u>**WPS RESOURCES CORPORATION**</u>
<u>**REPORTS EARNINGS FOR SECOND QUARTER OF 2004**</u>

Green Bay, WI – WPS Resources Corporation (NYSE: WPS) announces the following:

Highlights:

- Year-to-date basic earnings per share of $1.27, a 15.5% increase compared to the same period in the prior year
- Second quarter basic earnings per share of $0.12, a 50.0% increase compared to the same quarter in the prior year
- 2004 basic earnings per share guidance of $3.00 to $3.10, with expectations that we will be at the high end of this range

WPS Resources' income available for common shareholders was $47.2 million for the six-month period ended June 30, 2004, compared with $35.7 million for the six-month period ended June 30, 2003. Basic earnings per share of WPS Resources' common stock were $1.27 for the six months ended June 30, 2004, compared with $1.10 for the six months ended June 30, 2003. Income available for common shareholders included an after-tax loss from discontinued operations of $8.3 million ($0.22 basic earnings per share) for the six months ended June 30, 2004 and an after-tax loss from discontinued operations of $10.9 million ($0.34 basic earnings per share) for the six months ended June 30, 2003. Income available for common shareholders for the six months ended June 30, 2003 also included a positive after-tax cumulative effect of change in accounting principles of $3.2 million ($0.10 basic earnings per share). Income from continuing operations was $57.1 million ($1.49 basic earnings per share) for the six months ended June 30, 2004, compared with $45.0 million ($1.34 basic earnings per share) for the six months ended June 30, 2003.

WPS Resources' income available for common shareholders was $4.6 million for the quarter ended June 30, 2004, compared with $2.7 million for the quarter ended June 30, 2003. Basic earnings per share of WPS Resources' common stock were $0.12 for the second quarter of 2004, compared with $0.08 for the second quarter of 2003. Income available for common shareholders included an after-tax loss from discontinued operations of $5.3 million ($0.15 basic earnings per share) for the quarter ended June 30, 2004 and an after-tax loss from discontinued operations of $5.8 million ($0.18 basic earnings per share) for the quarter ended June 30, 2003. Income from continuing operations was $10.7 million ($0.27 basic earnings per share) for the quarter ended June 30, 2004, compared with $9.3 million ($0.26 basic earnings per share) for the quarter ended June 30, 2003.

"Year-to-date consolidated operating results through the second quarter remain strong compared to 2003," stated Larry Weyers, WPS Resources' Chairman, President and CEO. "Timely retail electric rate relief in 2004 and higher sales volumes to our large commercial and industrial customers due to economic improvement contributed to improved period-over-period utility earnings. Utility results, however, remain behind our 2004 expectations due to unfavorable weather conditions compared to normal and higher than anticipated purchased power costs. WPS Energy Services' year-to-date operating results continue to exceed expectations due to a strong performance in their retail natural gas business and through benefits from portfolio optimization strategies."

Year-To-Date Results

The following tables depict income available for common shareholders and revenue for the six-month periods ended June 30, 2004 and June 30, 2003, and include a reconciliation of the increase in basic earnings per share for the six months ended June 30, 2004, compared to the same period in 2003.

WPS Resources' Income and Revenue
For the Six Months Ended June 30, 2004 and June 30, 2003

	Income (Loss)		Revenue	
Segment	2004 (in millions)	2003 (in millions)	2004 (in millions)	2003 (in millions)
Electric Utility	$28.1	$17.8	$ 433.7	$ 396.4
Gas Utility	13.2	10.7	243.2	245.7
WPS Energy Services	14.2	15.4	1,742.6	1,599.4
WPS Power Development [(1)]	(9.2)	(6.0)	32.5	46.0
Holding Company and Other	0.9	(2.6)	0.6	0.6
Intersegment Eliminations	-	0.4	(33.4)	(34.4)
Total WPS Resources	$47.2	$35.7	$2,419.2	$2,253.7

(1) All revenue and costs of WPS Power Development's discontinued operations are combined and reported on a net basis in the Consolidated Statements of Income for all periods presented. Accordingly, the above table does not show the revenues from discontinued operations, but the loss from discontinued operations is included as a component of WPS Power Development's loss in the table. Nonregulated revenues reclassified to discontinued operations for the six months ended June 30, 2004, and June 30, 2003, were $27.3 million and $40.8 million, respectively.

See the following discussion for additional information on factors impacting revenues and income.

Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Six Months Ended June 30, 2004 and June 30, 2003

	Dollar Impact In millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$32.3	$.52
Increase in Gas Utility Margin	4.0	.06
Increase in WPS Energy Services' Electric Margin	6.2	.10
Increase in WPS Energy Services' Gas Margin	4.2	.07
Decrease in WPS Power Development's Margin	(2.0)	(.03)
Increase in Operating and Maintenance Expenses	(21.2)	(.34)
Increase in Miscellaneous Income	2.0	.03
Decrease in Tax Credits		(.05)
Decrease in Loss from Discontinued Operations		.12
Cumulative Effect of Change in Accounting Principles		(.10)
Dilution Due to Increase in Average Shares		(.19)
Change in Other Items and Rounding		(.02)
Total Earnings Per Share Impact		$.17

See the following discussion for additional information on factors impacting earnings.

Comparison of Weather Impact on Utility Earnings
Between the Six Months Ended June 30, 2004 and June 30, 2003

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	2% colder	$0.01	$0.01
Cooling Compared with Normal	55% cooler	(0.04)	-
Heating Compared with Prior Year	6% warmer	(0.01)	(0.06)
Cooling Compared with Prior Year	30% warmer	-	-

Segments

WPS Resources' Electric Utility segment includes the regulated electric utility operations of two wholly owned regulated utility subsidiaries, Wisconsin Public Service Corporation and Upper Peninsula Power Company. The Gas Utility segment consists of the natural gas utility operations at Wisconsin Public Service. Nonregulated segments include WPS Energy Services, Inc., a diversified energy supply and services company, and WPS Power Development, Inc., an electric generation company. The Holding Company and Other segment includes the operations of the WPS Resources holding company and the non-utility activities of Wisconsin Public Service and Upper Peninsula Power.

Revenues and Margins

Electric Utility

Electric utility revenues increased $37.3 million (9.4%) for the six months ended June 30, 2004 compared to the same period in 2003. Electric utility revenues increased largely due to authorized retail and wholesale electric rate increases for Wisconsin Public Service's Wisconsin and Michigan customers, as summarized below, and due to higher sales volumes. The rate increases were necessary to recover increased operating costs.

- Effective March 21, 2003, the Public Service Commission of Wisconsin approved a retail electric rate increase of $21.4 million (3.5%).
- Effective May 11, 2003, the Federal Energy Regulatory Commission ordered a $4.1 million (21%) interim increase in wholesale rates, subject to refund.

- Effective July 22, 2003, the Michigan Public Service Commission approved a $0.3 million (2.2%) increase in retail electric rates for Wisconsin Public Service's Michigan customers and authorized recovery of $1.0 million of increased transmission costs through the power supply cost recovery process.
- Effective January 1, 2004, the Public Service Commission of Wisconsin approved a retail electric rate increase of $59.4 million (9.3%).

The electric utility margin increased $32.3 million (12.5%) for the six months ended June 30, 2004, compared to the same period in 2003. Electric margins at Wisconsin Public Service increased $31.9 million (13.6%) due largely to the retail and wholesale electric rate increases mentioned above and a 1.3% increase in electric utility sales volumes (despite unfavorable weather conditions). Warmer weather during the heating season had a small unfavorable impact on margins, while the warmer weather experienced during the cooling season compared to the prior year had no measurable impact. An increase in sales volumes of 3.6% for large commercial and industrial customers drove the increase in volumes, reflecting continued economic improvement. Higher margins attributed to authorized rate increases and increased sales volumes were partially offset by purchased power costs that were 20.6% higher (on a per unit basis) for the six months ended June 30, 2004, compared to the same period in 2003. Wisconsin Public Service purchased additional power due to an unscheduled outage at the Kewaunee Nuclear Power Plant, which lasted for approximately two weeks in January 2004. The Public Service Commission of Wisconsin allows Wisconsin Public Service to adjust prospectively the amount billed to Wisconsin retail customers for fuel and purchased power if costs are in excess of plus or minus 2% from approved levels. An interim fuel rate order was received from the Public Service Commission of Wisconsin allowing for an $8.0 million (1.2%) annual increase in rates due largely to the increased cost of fuel and purchased power resulting from the Kewaunee Nuclear Power Plant outage. The interim rate order was effective April 2, 2004 and, therefore, through June 30, 2004, approximately $2 million of the higher incurred purchased power costs were recovered. An additional $4 million will be recovered over the remainder of the year.

Electric utility earnings increased $10.3 million (57.9%) for the six months ended June 30, 2004, compared to the same period in 2003, largely driven by the higher margins at Wisconsin Public

Service (including the effect of timely retail electric rate relief in 2004 compared to a delay in receiving retail electric rate relief in 2003).

Gas Utility

Gas utility revenues decreased $2.5 million (1.0%) for the six months ended June 30, 2004, compared to the same period in 2003. The lower revenues were driven by an overall 6.4% decrease in natural gas throughput volumes due to warmer weather during the heating season for the six months ended June 30, 2004, compared to the same period in 2003. The decrease in revenues driven by lower throughput volumes was partially offset by an authorized rate increase and an increase in the per unit cost of natural gas. The Public Service Commission of Wisconsin issued a final order authorizing a retail natural gas rate increase of $8.9 million (2.2%), effective January 1, 2004. Natural gas prices increased 5.3% per unit for the six months ended June 30, 2004, compared to the same period in 2003. Wisconsin Public Service passes changes in the total cost of natural gas on to customers through a purchased gas adjustment clause, as allowed by the Public Service Commission of Wisconsin and the Michigan Public Service Commission.

The natural gas utility margin increased $4.0 million (6.2%) for the six months ended June 30, 2004, compared to the same period in 2003. The higher natural gas utility margin is largely due to the rate increase mentioned above.

The higher margin contributed to the $2.5 million (23.4%) increase in gas utility earnings for the six months ended June 30, 2004.

WPS Energy Services

WPS Energy Services' revenues increased $143.2 million (9.0%) for the six months ended June 30, 2004, compared to the same period in 2003. Natural gas revenues increased $27.0 million, largely due to expansion of the Canadian retail natural gas business (due to obtaining new customers), partially offset by lower sales volumes from physical wholesale transactions that resulted from a decrease in the price volatility of natural gas compared to the prior year. Electric revenues increased $116.2 million, largely due to higher volumes from portfolio optimization strategies utilized to maximize the value of WPS Power Development's merchant generation fleet and retail supply portfolios. WPS Energy Services first implemented the strategies to optimize the value of WPS Power Development's merchant generation fleet in the first quarter of 2004 and is able to reduce the market price risk and extract additional value from these plants and the retail supply portfolios, through the use of various financial and physical instruments (such as forward contracts and options).

WPS Energy Services' electric margin increased $6.2 million (33.2%) for the six months ended June 30, 2004, compared to the same period in 2003. The margin attributed to wholesale electric operations increased $5.3 million. The higher wholesale electric margin was comprised of a $3.4 million increase driven by the portfolio optimization strategies discussed above and higher marketplace energy prices, and a $1.9 million increase related to other wholesale electric transactions. While risks associated with power generating capacity and power sales are economically hedged, certain transactions do not qualify for hedge accounting under generally accepted accounting principles. Consequently, gains and losses from the generating capacity do not always match with the related physical and financial hedging instruments in some reporting periods.   The result can cause volatility in the reported period-by-period earnings of WPS Energy Services, however, the financial impact of this timing difference will reverse at the time of physical delivery and/or settlement of the hedge transaction. The retail electric margin increased $0.9 million for the six months ended June 30, 2004, compared to the same period in 2003. Retail electric operations in Ohio and Michigan were the primary contributors to the increased margin, which can be attributed to better management of retail operations, greater customer load and improved supply procurement.

Natural gas margins at WPS Energy Services increased $4.2 million (19.6%) for the six months ended June 30, 2004, compared to the same period in 2003. The margin related to retail natural gas operations increased $17.5 million, largely due to higher natural gas throughput volumes in Ohio due to the addition of new customers, operational improvements, and better management of supply for residential and small commercial customers. A $13.3 million decrease in the wholesale natural gas margin for the six months ended June 30, 2004, compared to the same period in 2003 was primarily attributed to favorable settlements of liabilities with several counterparties during the first six months of 2003 and reduced structured transaction opportunities in 2004 as a result of less variability in the price of natural gas experienced in 2004.

WPS Energy Services' earnings decreased $1.2 million (7.8%) for the six months ended June 30, 2004, compared to the same period in 2003. Higher margins were offset by increased operating expenses and the decrease attributed to a $3.3 million after-tax cumulative effect of change in accounting principles that was recorded at WPS Energy Services in 2003.

WPS Power Development

WPS Power Development's revenue decreased $13.5 million (29.3%) for the six months ended June 30, 2004, compared to the same period in 2003, largely due to a decrease in revenues from its Combined Locks Energy Center, its steam boiler in Oregon and its generation facility in Beaver Falls, New York. The lower revenues at the Combined Locks Energy Center were primarily due to decreased demand for energy by the counterparty to a power purchase agreement in place at this facility and an unplanned plant outage that commenced on March 6, 2004, and continued until May 27, 2004. The decrease in revenues from the steam boiler in Oregon was largely due to a 30-day planned outage to perform repairs on the boiler, which took place in the second quarter of 2004. The Beaver Falls facility also experienced a decrease in production compared to 2003 due to an unplanned plant outage that began in October 2003, with the facility returning to service in April 2004.

WPS Power Development's margin for the six months ended June 30, 2004, decreased $2.0 million (17.1%) compared to the same period in 2003. This margin does not include the results of WPS Power Development's discontinued operations, which are reported separately in the Consolidated Statements of Income (discontinued operations are discussed below). An increase in the per ton cost of coal utilized in the generation process at the Niagara generation facility in New York caused a significant portion of the decrease in margin. The remaining decrease was largely driven by the unplanned plant outage experienced at the Beaver Falls facility.

The $3.2 million (53.3%) increased loss experienced by WPS Power Development during the six months ended June 30, 2004, was largely due to the decrease in margins discussed above, increased operating expenses that were driven by repairs and maintenance costs attributed to plant outages and a decrease in synthetic fuel tax credits recognized during the period. These items were partially offset by a decrease in the loss from discontinued operations.

Operating and Maintenance Expenses

Operating and maintenance expenses increased $21.2 million (9.0%) for the six months ended June 30, 2004, compared to the same period in 2003. Utility operating and maintenance expenses increased $12.0 million for the six months ended June 30, 2004, compared to the same period in 2003. Transmission costs were up $5.7 million at the utilities due primarily to an increase in transmission rates. Pension and postretirement medical costs incurred at the utilities increased $5.3 million. Additionally, $3.4 million of the increase was driven by amortization of costs incurred in conjunction with the implementation of the automated meter reading system and the purchase of the De Pere Energy Center (previously deferred as regulatory assets). The remaining increase was largely due to higher payroll costs. The increases were partially offset by lower operating and maintenance costs associated with plant outages (primarily related to costs incurred in 2003 pertaining to the Kewaunee outage). Operating expenses at WPS Energy Services increased $6.0 million largely due to higher payroll, benefits and other costs associated with continued business expansion. Operating and maintenance expenses at WPS Power Development were up $2.8 million as a result of repairs and maintenance expenses incurred in conjunction with outages at its Beaver Falls generation facility, the Combined Locks Energy Center and the Westwood Generation Station.

Miscellaneous Income

Miscellaneous income increased $2.0 million (22.5%) for the six months ended June 30, 2004, compared to the same period in 2003. The increase in miscellaneous income is largely due to a $3.5 million increase in equity earnings from our investments in American Transmission Company and Guardian Pipeline. This increase was partially offset by a write-off of $1.5 million of previously deferred financing costs associated with the redemption of our trust preferred securities in the first quarter of 2004.

Tax Credits

Tax credits recognized during the six months ended June 30, 2004, decreased $2.0 million (18.2%) compared to the same period in 2003, due to a decrease in tax credits recognized from our ownership interest in a synthetic fuel operation. Our ownership interest in the synthetic fuel operation resulted in the recognition of $8.6 million of Section 29 federal tax credits for the six months ended June 30, 2004, and $10.6 million for the same period in 2003.

Discontinued Operations

The after-tax loss from discontinued operations (Sunbury Generation Plant) was $8.3 million for the six months ended June 30, 2004, compared to $10.9 million for the same period in 2003. The reduced loss was largely driven by a $2.1 million decrease in operating and maintenance expenses, partially offset by a reduction in margins. The decrease in operating and maintenance expenses resulted from lower depreciation expense and lower repairs and maintenance expense.   The decrease in depreciation expense was the result of discontinuing depreciation on those assets classified as held for sale in the fourth quarter of 2003, as required by generally accepted accounting principles. Repairs and maintenance expenses were higher in 2003 because of mechanical difficulties related to fuel delivery systems. Margins for the six months ended June 30, 2004, were negatively impacted by an increase in the per ton cost of coal utilized to service a fixed price outtake contract and a decrease in the market price of power.

For a discussion of the accounting considerations applicable to discontinued operations, see "Accounting Matters" below.

Dilution Due to Increase in Average Shares

The change in basic earnings per share was impacted by an increase of approximately 4.9 million shares in the weighted average number of outstanding shares of WPS Resources' common stock for the six months ended June 30, 2004, compared to the same period in 2003. The increase was largely due to issuing 4,025,000 additional shares of common stock through a public offering in November 2003. Additional shares have also been issued under the Stock Investment Plan and certain stock-based employee benefit plans.

Second Quarter Results

The following tables depict income available for common shareholders and revenue for the quarters ended June 30, 2004, and June 30, 2003, and include a reconciliation of the increase in basic earnings per share for the quarter ended June 30, 2004, compared to the same quarter in 2003.

WPS Resources' Income and Revenue
For the Quarters Ended June 30, 2004 and June 30, 2003

	Income (Loss)		Revenue	
Segment	2004 (in millions)	2003 (in millions)	2004 (in millions)	2003 (in millions)
Electric Utility	$9.9	$5.4	$ 210.8	$195.0
Gas Utility	(0.4)	(1.9)	69.6	72.2
WPS Energy Services	2.1	3.3	766.5	695.3
WPS Power Development [1]	(8.2)	(3.4)	13.8	22.9
Holding Company and Other	1.2	(0.7)	0.3	0.3
Intersegment Eliminations	-	-	(15.1)	(13.8)
Total WPS Resources	$4.6	$2.7	$1,045.9	$971.9

(1) All revenue and costs of WPS Power Development's discontinued operations are combined and reported on a net basis in the Consolidated Statements of Income for all periods presented. Accordingly, the above table does not show the revenues from discontinued operations, but the loss from discontinued operations is included as a component of WPS Power Development's loss in the table. Nonregulated revenues reclassified to discontinued operations for the quarters ended June 30, 2004, and June 30, 2003, were $13.6 million and $18.9 million, respectively.

See the following discussion for additional information on factors impacting revenues and income.

**Detail of WPS Resources' Earnings and Earnings Per Share Changes
Between the Quarters Ended June 30, 2004 and June 30, 2003**

	Dollar Impact In millions (Before Tax)	Earnings Per Share Impact (After Tax)
Increase in Electric Utility Margin	$14.2	$.23
Increase in Gas Utility Margin	1.4	.02
Decrease in WPS Energy Services' Electric Margin	(1.7)	(.03)
Increase in WPS Energy Services' Gas Margin	3.9	.06
Decrease in WPS Power Development's Margin	(0.9)	(.01)
Increase in Operating and Maintenance Expenses	(9.6)	(.15)
Decrease in Miscellaneous Income	(1.4)	(.02)
Decrease in Tax Credits		(.08)
Decrease in Loss from Discontinued Operations		.03
Dilution Due to Increase in Average Shares		(.02)
Change in Other Items and Rounding		.01
Total Earnings Per Share Impact		$.04

See the following discussion for additional information on factors impacting earnings.

**Comparison of Weather Impact on Utility Earnings
Between the Quarters Ended June 30, 2004 and June 30, 2003**

	Percent Change	Electric EPS Impact (After Tax)	Gas EPS Impact (After Tax)
Heating Compared with Normal	3% colder	$ -	$ -
Cooling Compared with Normal	55% cooler	(0.04)	-
Heating Compared with Prior Year	11% warmer	(0.01)	(0.03)
Cooling Compared with Prior Year	30% warmer	-	-

Revenues and Margins

Electric Utility

Electric utility revenues increased $15.8 million (8.1%) for the quarter ended June 30, 2004 compared to the same quarter in 2003. Electric utility revenues increased largely due to the retail and wholesale electric rate increases for Wisconsin Public Service's Wisconsin and Michigan customers as discussed above. Electric utility sales volumes also increased 2.2%, primarily due to an 18.4% increase in wholesale sales volumes at Wisconsin Public Service related to new customer contracts. Electric utility sales volumes for large commercial and industrial customers also increased 4.4%, reflecting continued economic improvement.

The electric utility margin increased $14.2 million (11.2%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. Largely due to the retail and wholesale electric rate increases and higher electric sales volumes, electric margins at Wisconsin Public Service increased $14.3 million (12.4%). Purchased power costs during the quarter ended June 30, 2004, were 20.6% higher (on a per unit basis) compared to the same quarter in 2003, but did not significantly impact the electric utility margin due to our ability to offset the higher purchased power costs with increased supply from our low cost generation. Even though we experienced warmer weather compared to the same quarter in 2003, weather was still considerably cooler than normal and did not significantly impact margins.

Electric utility earnings increased $4.5 million (83.3%) for the quarter ended June 30, 2004, compared to the same quarter in 2003, largely driven by the increased margins at Wisconsin Public Service.

Gas Utility

Gas utility revenues decreased $2.6 million (3.6%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. The lower revenues were driven by an overall 8.3% decrease in natural gas throughput volumes that was caused by warmer weather during the second quarter of 2004 compared to the same quarter in 2003. The decrease in revenues caused by lower throughput volumes, was partially offset by the authorized rate increase discussed above and a 5.7% increase in the per-unit cost of natural gas during the quarter ended June 30, 2004, compared to the same quarter in 2003.

The natural gas utility margin increased $1.4 million (6.4%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. The higher natural gas utility margin is largely due to the rate increase mentioned above.

The increased margin contributed to the $1.5 million decrease in the loss experienced by the gas utility in the second quarter of 2004.

WPS Energy Services

WPS Energy Services' revenues increased $71.2 million (10.2%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. Natural gas revenues increased $25.4 million, as a result of expansion of the Canadian retail natural gas business (due to obtaining new customers), partially offset by lower domestic sales volumes from physical wholesale transactions that were driven by a decrease in the price volatility of natural gas compared to the prior year. Electric revenues increased $45.8 million, primarily due to higher volumes from portfolio optimization strategies (discussed above) utilized to maximize the value of WPS Power Development's merchant generation fleet and retail supply portfolios.

WPS Energy Services' electric margin decreased $1.7 million (15.7%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. The retail electric margin decreased $2.2 million as lower margins from retail electric operations in Michigan (relating to the impact on current contracts of higher line losses as a result of a new transmission tariff in the state) were partially offset by improved retail electric results from operations in Ohio resulting from better supply management. The margin attributed to wholesale electric operations increased $0.5 million.

Natural gas margins increased $3.9 million (100.0%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. The margin related to retail natural gas operations increased $8.5 million, as a result of higher natural gas throughput volumes in Ohio due to the addition of new customers, operational improvements and better management of supply for the residential and small commercial customers. Natural gas margins also increased in Wisconsin due to better supply management. A $4.6 million decrease in the wholesale natural gas margin for the quarter ended June 30, 2004, compared to the same quarter in 2003 was primarily attributed to reduced structured transaction opportunities related to less variability in the price of natural gas in the second quarter of 2004 compared to the same quarter in 2003.

WPS Energy Services' earnings decreased $1.2 million for the quarter ended June 30, 2004, compared to the same quarter in 2003 (despite higher overall margins) due to an increase in operating expenses, which is discussed below.

WPS Power Development

WPS Power Development's revenues decreased $9.1 million (39.7%) for the quarter ended June 30, 2004, compared to the same quarter in 2003, largely due to a decrease in revenues at its Combined Locks Energy Center and at its steam boiler in Oregon.   The decrease in revenues from the Combined Locks Energy Center and the steam boiler in Oregon were due to outages, as discussed above. The remaining decrease in revenues was primarily related to the hydroelectric plants in Maine and Canada due largely to lower capacity prices and an early end to the spring run-off, as well as the unplanned plant outage experienced at the Beaver Falls facility.

WPS Power Development's margin for the quarter ended June 30, 2004, decreased $0.9 million (14.1%) compared to the same quarter in 2003. As discussed above, this margin does not include the results of WPS Power Development's discontinued operations, which are reported separately in the Consolidated Statements of Income (discontinued operations are discussed below). The lower revenues experienced at the hydroelectric plants in Maine and Canada drove a decrease in margins at these facilities, with the remaining decrease in margins being caused by the increase in the per ton cost of coal utilized in the generation process at the Niagara generation facility.

The $4.8 million increased loss at WPS Power Development for the quarter ended June 30, 2004, compared to the same quarter in 2003, was largely due to a decrease in synthetic fuel tax credits recognized during the period, an increase in operating and maintenance expenses that was driven by repairs and maintenance costs attributed to plant outages, and the decrease in margins discussed above.

Operating and Maintenance Expenses
Operating and maintenance expenses increased $9.6 million (7.8%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. Utility operating and maintenance expenses increased $4.6 million for the quarter ended June 30, 2004, compared to the same quarter in 2003. Transmission costs were up $3.4 million at the utilities due primarily to an increase in transmission rates. Additionally, amortization of costs incurred in conjunction with the implementation of the automated meter reading system and the purchase of the De Pere

Energy Center (previously deferred as regulatory assets) accounted for $1.6 million of the increase, pension and postretirement medical costs accounted for $1.3 million of the increase and higher payroll costs largely drove the remaining increase. The increases were partially offset by lower operating and maintenance costs associated with plant outages (primarily related to costs incurred in 2003 pertaining to the Kewaunee outage). Operating expenses at WPS Energy Services increased $3.6 million largely due to higher payroll, benefits and other costs associated with recent business expansion. Operating and maintenance expenses at WPS Power Development were up $1.6 million due primarily to repair and maintenance expenses incurred in conjunction with the outages at the Westwood Generation Station, the Syracuse generation facility and the Niagara generation facility.

Miscellaneous Income

Miscellaneous income decreased $1.4 million (18.7%) for the quarter ended June 30, 2004, compared to the same quarter in 2003. A $1.5 million increase in equity earnings from American Transmission Company and Guardian Pipeline was more than offset by a $1.6 million decrease in other income at WPS Energy Services related primarily to foreign currency transactions that occurred in 2003, a decrease in realized gains on decommissioning trust assets and lower equity earnings from Wisconsin River Power Company.

Tax Credits

Tax credits recognized during the quarter ended June 30, 2004, decreased $2.8 million (58.3%) compared to the same quarter in 2003, due to a decrease in tax credits recognized from our ownership interest in a synthetic fuel operation. Our ownership interest in the synthetic fuel operation resulted in the recognition of $1.8 million of Section 29 federal tax credits for the quarter ended June 30, 2004, and $4.7 million for the same quarter in 2003.

Discontinued Operations

The after-tax loss from discontinued operations (Sunbury Generation Plant) was $5.3 million for the quarter ended June 30, 2004, compared to $5.8 million for the same period in 2003. The reduced loss was driven by a decrease in operating and maintenance expenses, partially offset by a reduction in margins. The decrease in operating and maintenance expenses resulted from decreased depreciation expense and lower repairs and maintenance expense. Repairs and maintenance expenses were higher in 2003 because of mechanical difficulties related to fuel delivery systems. Margins for the quarter ended June 30, 2004, were negatively impacted by an increase in the per ton cost of coal utilized to service a fixed price outtake contract and a decrease in the market price of power.

For a discussion of the accounting considerations applicable to discontinued operations, see "Accounting Matters" below.

Dilution Due to Increase in Average Shares

The change in basic earnings per share was impacted by an increase of approximately 4.9 million shares in the weighted average number of outstanding shares of WPS Resources' common stock for the quarter ended June 30, 2004, compared to the same quarter in 2003. The increase was largely due to issuing 4,025,000 additional shares of common stock through a public offering in November 2003. Additional shares have also been issued under the Stock Investment Plan and certain stock-based employee benefit plans.

ACCOUNTING MATTERS

Cumulative Effect of Changes in Accounting Principles

As previously reported, on January 1, 2003, WPS Resources recorded a positive after-tax cumulative effect of a change in accounting principle of $3.5 million (primarily related to the operations of WPS Energy Services) to income available for common shareholders as a net result of removing from its balance sheet the mark-to-market effects of contracts that do not meet the definition of a derivative. This change in accounting resulted from the decision of the Emerging Issues Task Force to preclude mark-to-market accounting for energy contracts that are not derivatives. The required change in accounting had no impact on the underlying economics or cash flows of the contracts.

In addition, the adoption of Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations," at WPS Power Development resulted in a $0.3 million negative after-tax cumulative effect of a change in accounting principle in the first quarter of 2003, related to recording a liability for the closure of an ash basin at the Sunbury generation plant.

WPS Resources Corporation Reports Earnings for Second Quarter of 2004
Page 18
July 21, 2004

Discontinued Operations

On October 24, 2003, a definitive agreement was executed to sell WPS Power Development's Sunbury generation plant, subject to certain contingencies. As a result of that agreement, the operations of the plant and certain other related assets meet the definition of discontinued operations per the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In accordance with Statement No. 144, certain assets and liabilities related to the Sunbury generation plant have been classified as held for sale on the Consolidated Balance Sheets for all periods presented. The related results of operations and cash flows have been classified as discontinued operations on the Consolidated Statements of Income and Consolidated Statements of Cash Flows for all periods presented. We anticipate that the sale of the Sunbury generation plant will close in the third quarter of 2004.

2004 EARNINGS FORECAST

In 2004, we are continuing to seek a balanced portfolio of utility and nonregulated growth, but we are placing emphasis on regulated growth. In our nonregulated business units, we continue to utilize financial tools commonly used in the industry to help mitigate risk. Also, our asset management strategy will continue to deliver shareholder return from certain asset transactions. Our long-term basic earnings per share growth rate target remains at 6% to 8% on an average annualized basis, with fluctuations in any given year that may be above or below that targeted range. Our target for 2004 basic earnings per share is between $3.00 and $3.10 (with expectations that we will be at the high end of this range), assuming normal weather, availability of our generation units, completion of our planned land sales, and completion of the sales of the Sunbury and Kewaunee plants.

Earnings Per Common Share (Basic)	Low End of Range	High End of Range
Income from continuing operations	$3.46	$3.54
Discontinued operations	(0.46)	(0.44)
Income available for common shareholders	$3.00	$3.10

CONFERENCE CALL

An earnings conference call is scheduled for 3 p.m. central time on Wednesday, July 21. Larry L. Weyers, WPS Resources' Chairman, President, and CEO, will discuss year-to-date and second quarter 2004 financial results. To access the call, which is open to the public, call 888-690-9634 (toll free) 15 minutes prior to the scheduled start time. Callers will be required to supply EARNINGS as the passcode and MR. LARRY WEYERS as the leader. Callers will be placed on hold with music until the call begins. A replay of the conference call will be available through August 4, 2004, by dialing 888-562-0529.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- The pending sales of our Sunbury generation plant and our Kewaunee nuclear power plant
- Completion of planned land sales

- General economic, business, and regulatory conditions

- Legislative and regulatory initiatives regarding deregulation and restructuring of the utility industry which could affect costs and investment recovery

- State and federal rate regulation, including the inability to obtain necessary regulatory approvals in a timely manner

- Changes in generally accepted accounting principles

- Growth and competition and the extent and timing of new business development in the markets of subsidiary companies

- The performance of projects undertaken or acquired by subsidiary companies

- Business combinations among our competitors and customers

- Energy supply and demand

- Financial market conditions, including availability, terms, and use of capital

- Nuclear and environmental issues

- Weather and other natural phenomena

- Commodity price and interest rate risk

- Counterparty credit risk

- Federal and state tax policies

- Acts of terrorism or war

//END//

For additional information, see attached financials or contact:

Joseph P. O'Leary, Senior Vice President and Chief Financial Officer
WPS Resources Corporation
(920) 433-1463

or

Donna M. Sheedy, Investor Relations Supervisor
WPS Resources Corporation
(920) 433-1857

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)	Three Months Ended June 30		Six Months Ended June 30	
(Millions, except share amounts)	**2004**	2003	**2004**	2003
Nonregulated revenue	**$770.1**	$711.1	**$1,756.7**	$1,631.0
Utility revenue	**275.8**	260.8	**662.5**	622.7
Total revenues	**1,045.9**	971.9	**2,419.2**	2,253.7
Nonregulated cost of fuel, gas, and purchased power	**747.5**	689.6	**1,689.7**	1,571.7
Utility cost of fuel, gas, and purchased power	**110.6**	111.7	**307.6**	304.8
Operating and maintenance expense	**132.2**	122.6	**257.8**	236.6
Depreciation and decommissioning expense	**26.6**	26.7	**52.3**	51.1
Taxes other than income	**11.5**	10.8	**23.3**	21.5
Operating income	**17.5**	10.5	**88.5**	68.0
Miscellaneous income	**6.1**	7.5	**10.9**	8.9
Interest expense and distributions on trust preferred securities	**(13.0)**	(13.8)	**(26.5)**	(27.8)
Minority interest	**1.1**	1.2	**1.1**	2.3
Other expense	**(5.8)**	(5.1)	**(14.5)**	(16.6)
Income before taxes	**11.7**	5.4	**74.0**	51.4
Provision for income taxes	**1.0**	(3.9)	**16.9**	6.4
Income from continuing operations	**10.7**	9.3	**57.1**	45.0
Discontinued operations, net of tax	**(5.3)**	(5.8)	**(8.3)**	(10.9)
Net income before cumulative effect of change in accounting principles	**5.4**	3.5	**48.8**	34.1
Cumulative effect of change in accounting principles, net of tax	**-**	-	**-**	3.2
Net income before preferred stock dividends of subsidiary	**5.4**	3.5	**48.8**	37.3
Preferred stock dividends of subsidiary	**0.8**	0.8	**1.6**	1.6
Income available for common shareholders	**$4.6**	$2.7	**$47.2**	$35.7
Average shares of common stock				
Basic	**37.3**	32.4	**37.2**	32.3
Diluted	**37.5**	32.7	**37.4**	32.7
Earnings per common share (basic)				
Income from continuing operations	**$0.27**	$0.26	**$1.49**	$1.34
Discontinued operations	**($0.15)**	($0.18)	**($0.22)**	($0.34)
Cumulative effect of change in accounting principles	**-**	-	**-**	$0.10
Earnings per common share (basic)	**$0.12**	$0.08	**$1.27**	$1.10
Earnings per common share (diluted)				
Income from continuing operations	**$0.26**	$0.26	**$1.48**	$1.33
Discontinued operations	**($0.14)**	($0.18)	**($0.22)**	($0.34)
Cumulative effect of change in accounting principles	**-**	-	**-**	$0.10
Earnings per common share (diluted)	**$0.12**	$0.08	**$1.26**	$1.09
Dividends per common share declared	**$0.545**	$0.535	**$1.090**	$1.070

WPS RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS (Unaudited)	June 30	December 31
(Millions)	2004	2003
Assets		
Cash and cash equivalents	$66.3	$50.7
Restricted funds	3.7	3.2
Accounts receivable - net of reserves of $7.1 and $6.6, respectively	356.2	502.4
Accrued unbilled revenues	56.9	90.0
Inventories	123.1	178.3
Current assets from risk management activities	390.1	518.1
Assets held for sale	119.3	116.4
Other current assets	90.5	86.4
Current assets	**1,206.1**	1,545.5
Property, plant, and equipment - net of reserves of $1,558.5 and $1,511.7, respectively	1,876.3	1,828.7
Nuclear decommissioning trusts	336.1	332.3
Regulatory assets	127.4	127.7
Long-term assets from risk management activities	82.7	104.3
Other	366.9	353.8
Total assets	**$3,995.5**	$4,292.3
Liabilities and Shareholders' Equity		
Short-term debt	$68.0	$38.0
Current portion of long-term debt	6.3	56.6
Note payable to preferred stock trust	-	51.5
Accounts payable	423.2	510.7
Current liabilities from risk management activities	360.2	517.3
Liabilities held for sale	2.6	2.7
Current deferred income taxes	1.1	1.7
Other current liabilities	85.0	86.9
Current liabilities	**946.4**	1,265.4
Long-term debt	869.5	871.9
Long-term deferred income taxes	88.6	78.8
Deferred investment tax credits	16.9	17.7
Regulatory liabilities	295.6	304.4
Environmental remediation liabilities	37.3	37.9
Pension and postretirement benefit obligations	147.5	137.7
Long-term liabilities from risk management activities	68.8	92.2
Asset retirement obligations	354.0	344.0
Other	83.1	88.0
Long-term liabilities	**1,961.3**	1,972.6
Preferred stock of subsidiary with no mandatory redemption	51.1	51.1
Common stock equity	1,036.7	1,003.2
Total liabilities and shareholders' equity	**$3,995.5**	$4,292.3

WPS RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)	Six Months Ended June 30	
(Millions)	2004	2003
Operating Activities		
Net income before preferred stock dividends of subsidiary	**$48.8**	$37.3
Adjustments to reconcile net income before preferred stock dividends of subsidiary to net cash provided by operating activities		
Discontinued operations, net of tax	**8.3**	10.9
Depreciation and decommissioning	**52.3**	51.1
Amortization of nuclear fuel and other	**18.0**	20.3
Unrealized gain on investments	**(2.3)**	(2.3)
Equity earnings from nonconsolidated investments	**(3.1)**	1.1
Pension expense	**12.3**	6.7
Post retirement expense	**8.5**	7.2
Deferred income taxes and investment tax credit	**5.0**	0.2
Unrealized gains and losses on nonregulated energy contracts	**(1.0)**	5.2
Gain on sale of partial interest in synthetic fuel operation	**(3.7)**	(3.7)
Cumulative effect of change in accounting principles, net of tax	**-**	(3.2)
Other	**(10.4)**	(20.0)
Changes in working capital		
Receivables, net	**164.3**	(7.6)
Inventories	**53.4**	(41.2)
Other current assets	**(1.1)**	(17.1)
Accounts payable	**(89.0)**	64.2
Other current liabilities	**(13.2)**	(4.9)
Net cash operating activities	**247.1**	104.2
Investing Activities		
Capital expenditures	**(113.5)**	(69.5)
Sale of property, plant and equipment	**3.2**	22.8
Purchase of equity investments and other acquisitions	**(19.1)**	(45.3)
Dividends received from equity investment	**9.2**	3.7
Decommissioning funding	**(0.3)**	(1.4)
Other	**3.4**	1.7
Net cash investing activities	**(117.1)**	(88.0)
Financing Activities		
Short-term debt - net	**30.0**	77.0
Repayment of long-term debt and note to preferred stock trust	**(103.2)**	(76.1)
Payment of dividends		
Preferred stock	**(1.6)**	(1.6)
Common stock	**(40.3)**	(34.1)
Issuance of common stock	**16.3**	17.5
Purchase of common stock	**-**	(0.8)
Other	**(1.8)**	12.3
Net cash financing activities	**(100.6)**	(5.8)
Change in cash and cash equivalents - continuing operations	**29.4**	10.4
Change in cash and cash equivalents - discontinued operations	**(13.8)**	0.6
Change in cash and cash equivalents	**15.6**	11.0
Cash and cash equivalents at beginning of period	**50.7**	43.3
Cash and cash equivalents at end of period	**$66.3**	$54.3